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                                                Filed pursuant to Rule 424(b)(3)
PROSPECTUS                                      Registration No. 333-96145

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

             3,000,000 SHARES OF 9% SERIES B CONVERTIBLE REDEEMABLE
                            PREFERRED STOCK DUE 2011
                                      AND
                        8,518,693 SHARES OF COMMON STOCK

                            ------------------------

     The holders of restricted shares of the Series B Preferred Stock named on pages 47 and 48 should deliver this prospectus when they offer or sell their shares of the Series B Preferred Stock or shares of our Common Stock that may be issued to them upon conversion of, or in connection with, dividend, redemption, or other payments on the Series B Preferred Stock. After that, the shares will be free of restrictions under the securities laws. We originally issued the Series B Preferred Stock in a private placement in December 1999. The selling option holders named on page 48 should also deliver this prospectus to offer or sell shares issued upon exercise of their options to purchase our stock granted to them by Loral.

     At the time of the private placement, we agreed with the initial purchasers that we would use our reasonable efforts to effect this registration after the closing and to keep it in effect as long as necessary. The named selling stockholders may resell their shares despite any restrictive legends on the face of their securities if they deliver this prospectus, unless we instruct them that they may not. Buyers who purchase from them will receive unlegended, freely tradeable stock.

     Our common stock is listed on the Nasdaq National Market under the symbol "GSTRF." On February 14, 2000 the last reported sale price of our common stock was $31.0625 per share. We do not intend to list our Series B preferred stock on any exchange or on Nasdaq.

     OWNERS OF THE SERIES B PREFERRED STOCK AND COMMON STOCK FACE BUSINESS AND FINANCIAL RISKS. A DESCRIPTION OF THOSE RISKS BEGINS ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               February 14, 2000
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                               PROSPECTUS SUMMARY

     The following is only a summary of some of the important terms of the offering described in this prospectus. The main body of this prospectus, as well as documents and financial statements that are incorporated by reference, contain more detailed information regarding us and Globalstar. GTL is referred to in this prospectus as "we," "our," "us," or "GTL." Globalstar, L.P. is referred to as "Globalstar," and Loral Space and Communications Ltd. is referred to as "Loral."

GTL and Globalstar............   We are a general partner, owning, as of
                                 February 1, 2000, approximately 39% of
                                 Globalstar, which is now commencing operations of its global telecommunications network. We operate as a holding company to permit public equity ownership of Globalstar. Our sole asset consists of our partnership interests in Globalstar. On February 1, 2000, we issued
                                 8,050,000 shares of our common stock. We used the net proceeds from that offering of approximately $268.5 million to purchase
                                 1,987,654 ordinary partnership interests in
                                 Globalstar.

                                 Globalstar owns and operates a 48-satellite constellation, plus four in-orbit spares, that forms the backbone of its global telecommunications network designed to serve virtually every populated area of the world. Globalstar's network, which we refer to as the Globalstar system, uses Qualcomm's patented CDMA technology to provide high-quality mobile and fixed telephone service to customers who live, work or travel beyond the reach of adequately developed communications networks. Qualcomm has agreed that Globalstar will be the only provider of mobile satellite services to which it will license its patented CDMA technology.

                                 The Globalstar system is now commencing
                                 operations through ten gateways which cover 58 countries. By the end of the first quarter of 2000, 18 gateways are scheduled to be in operation, covering 79 countries, and by the end of the second quarter of 2000, we expect a total of 22 gateways to be in service, covering 86 countries.

                                 Loral Space & Communications Ltd., one of the world's leading satellite companies, is one of the founders of Globalstar. As of February 1, 2000, Loral owned, directly and indirectly, including through us, approximately 40% of Globalstar's equity.
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                                 Our address is: Cedar House, 41 Cedar Avenue,
                                 Hamilton HM12, Bermuda. Our telephone number is: (441) 295-2244.

Securities Being Offered......   This prospectus covers the offer and sale of
                                 the following:

                                       - 3,000,000 shares of Series B Preferred
                                         Stock owned by selling stockholders
                                         named on pages 47 and 48;

                                       - up to 6,890,693 shares of common stock
                                         which are issuable upon conversion or
                                         in connection with dividend,
                                         redemption, or other payments thereon;
                                         and

                                       - 1,628,000 shares of common stock
                                         issuable upon exercise of options Loral
                                         has granted to the selling stockholders
                                         named on page 48 against shares of our
                                         stock that Loral currently owns.

                     TERMS OF THE SERIES B PREFERRED STOCK

Liquidation Preference........   Each share of Series B Preferred Stock has a
"liquidation preference" of $50, which is the amount a holder of one share of
                                 Series B Preferred Stock would be entitled to receive if our company were to be liquidated.

Total Liquidation
Preference....................   $150 million, that is, $50 per share times
                                 3,000,000 shares of the Series B Preferred
                                 Stock.

Ranking.......................   The Series B Preferred Stock ranks:

                                       - senior to all shares of our other
                                         capital stock, unless the other stock
                                         expressly provides otherwise,

                                       - equal with our 8% Series A Convertible
                                         Redeemable Preferred Stock due 2011 and
                                         any of our preferred stock issued in
                                         the future and any of our capital stock
                                         which provides that it be ranked equal
                                         with the Series B Preferred Stock,

                                       - junior to our capital stock which
                                         provides that it be ranked senior to
                                         the preferred stock, and

                                       - junior to all our indebtedness and
                                         other obligations.
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Dividends.....................   Dividends accrue at the rate of 9% per year and
                                 are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, starting on March 1, 2000.

Redemption of the Series B
Preferred Stock...............   Beginning on December 3, 2002, we will have the
                                 right to redeem some or all of the Series B
                                 Preferred Stock at a redemption price equal to a percentage of the liquidation preference plus accrued dividends and liquidated damages, if any, to the date of redemption. From December
                                 3, 2002 until December 1, 2003, the redemption price for each share will equal (105.1% X $50)
                                 + accrued dividends + liquidated damages, if any. The premium percentage will decline each year on December 1 from December 1, 2003 onwards until it equals 100.0% on December 1, 2006, and will remain at 100.0% until redeemed.

                                 We have the right to redeem some or all of the Series B Preferred Stock before December 3, 2002 at a redemption price of 105.1% of its liquidation preference but only if our common stock at the time of redemption is trading at specified premiums over the then prevailing conversion price for at least 20 out of 30 consecutive trading days. If we redeem the Series B Preferred Stock before December 3, 2002, we will have to make an additional payment, or make-whole payment, intended to make the holders of the Series B Preferred Stock whole for the dividend payments they will not receive through December 3, 2002. This make-whole payment will include accrued dividends and liquidated damages, if any, plus the present value of the total amount of dividends that would have been required to be paid from the redemption date through December 1, 2002 if the Series B Preferred Stock had not been redeemed.

                                 We will be required to redeem any Series B
                                 Preferred Stock still outstanding on December
                                 1, 2011 at a redemption price equal to 100% of
                                 the total liquidation preference plus accrued
                                 dividends and liquidated damages, if any, to
                                 that date. We may pay this redemption in cash
                                 or shares of our common stock (subject to some
                                 restrictions) or a combination of the two.
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We Used the Proceeds from the
Original Sale of the Series B
Preferred Stock to Buy Series
B Preferred Partnership
Interests of Globalstar.......   We used the net proceeds from the original
                                 offering of the Series B Preferred Stock to purchase Series B Preferred Partnership
                                 Interests of Globalstar (the "Series B
                                 Preferred Partnership Interests"), the terms of which are generally similar to those of the Series B Preferred Stock.

                                 Globalstar will use the proceeds from the sale of the Series B Preferred Partnership Interests to us for the cost of the continued deployment of the Globalstar System and for general corporate purposes. Prior to this use, Globalstar intends to invest the proceeds in short-term investment grade debt securities.

Method of Dividend, Redemption
and Other Payments............   Globalstar may generally make any payments due
                                 on its Series B Preferred Partnership
                                 Interests:

                                       - in cash,

                                       - by delivery of its ordinary partnership
                                         interests, or

                                       - through any combination of the two.

                                 Likewise, we may generally make any payments due on the Series B Preferred Stock, such as redemption payments and dividend payments:

                                       - in cash,

                                       - by delivery of our common stock, or

                                       - through any combination of the two.

                                 If Globalstar makes a payment on the Series B Preferred Partnership Interests in ordinary partnership interests, we may make payments in our common stock or in cash from the proceeds of a sale of common stock. However, if Globalstar makes a scheduled distribution in cash, we must make the corresponding payment in cash. We also have the right to pay dividends even though we may not have received a distribution on the Series B Preferred Partnership Interests for the corresponding dividend payment date.
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Optional Conversion...........   At any time after January 31, 2000, holders of
                                 Series B Preferred Stock will have the right to convert some or all of their shares of Series B Preferred Stock, unless we have already redeemed them. The initial conversion price is $25.9569 per share. At that price, holders of the Series B Preferred Stock would receive
                                 1.9263 shares of our common stock for each $50 liquidation preference of Series B Preferred Stock (that is, 50/25.9569). Holders of Series B Preferred Stock will not be entitled to any accrued dividends upon conversion. The conversion price will be adjusted if specified dilutive events occur.

                                 If holders of the Series B Preferred Stock convert the Series B Preferred Stock into our common stock, we will convert a proportionate amount of our holdings of the Series B Preferred Partnership Interests into Globalstar's ordinary partnership interests.

Limited Voting Rights.........   Holders of the Series B Preferred Stock are
                                 generally not entitled to any voting rights, unless we have not declared or paid dividends for a total of six quarterly periods.

Registration Rights For
Holders of the Series B
Preferred Stock...............   We have agreed for the benefit of the holders
                                 of the Series B Preferred Stock that we will maintain the effectiveness, under the
                                 Securities Act, of the shelf registration statement that includes this prospectus for a period of up to two years after the Series B
                                 Preferred Stock was originally issued (or less, if all restricted securities traded under the shelf registration statement have been sold), or that we will file a supplement to an existing shelf registration statement to include the Series B Preferred Stock.

                                 If we do not satisfy these obligations, we will be required to pay liquidated damages.

Trading.......................   Our common stock currently trades on the Nasdaq
                                 National Market under the symbol GSTRF. We have
                                 not applied and do not intend to apply for the
                                 listing of the Series B Preferred Stock on any
                                 securities exchange.
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Series B Preferred Partnership
Interests.....................   The Series B Preferred Partnership Interests
                                 have generally the same terms and conditions as the Series B Preferred Stock, except that the Globalstar Series B preferred partnership interests are not subject to any registration rights and rank junior not just to the debt obligations of Globalstar, but to all existing and future liabilities of Globalstar. Cash distributions on Globalstar's Series B
                                 Preferred Partnership Interests will be limited to the amount of the partnership capital accounts that are maintained for those interests and that reflect a preferred allocation of Globalstar profits. The Series B
                                 Preferred Partnership Interests have limited voting rights similar to those of the Series B
                                 Preferred Stock.

Ranking of Preferred
Partnership Interests.........   The Series B Preferred Partnership Interests
                                 rank junior to all existing and future
                                 liabilities of Globalstar, including but not limited to (1) distributions made to Globalstar partners to pay taxes, (2) Globalstar's managing general partner's allocation and (3) a fee equal to 1.5% per year of the average quarterly amount borrowed under Globalstar's
                                 $250 million credit facility payable to certain of Globalstar's partners for their guarantees under that facility. The Series B Preferred
                                 Partnership Interests rank equal with
                                 Globalstar's preferred partnership interests issued in connection with the offering of the Series A Preferred Stock (the "Series A
                                 Preferred Partnership Interests"). They, however, rank senior to Globalstar's ordinary partnership interests with respect to the payment of distributions and otherwise receive certain preferred allocation of profits and losses.

     For detailed information regarding the Series B Preferred Stock, you should refer to the section of this prospectus called "Description of Preferred Stock" and "Description of Common Stock."

                                  RISK FACTORS

     An investment in our common stock and preferred stock involves risks that should be considered by prospective investors. These risks are discussed in the section of this prospectus called "Risk Factors."
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                                  RISK FACTORS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below.

THE GLOBALSTAR SYSTEM HAS JUST COMMENCED OPERATIONS AND WE CANNOT PREDICT CUSTOMER DEMAND FOR THE SERVICE.

     Since telephone systems using low-earth orbit satellites are a new commercial technology, we cannot predict demand for Globalstar's service. The first company to launch service in this industry, Iridium L.L.C., filed for bankruptcy in August 1999. If Globalstar fails to generate sufficient cash flow from operations through the marketing efforts of its service providers, it will be unable to fund its operating costs or service its debt.

GLOBALSTAR DEPENDS ON SERVICE PROVIDERS TO MARKET ITS SERVICE AND IMPLEMENT IMPORTANT PARTS OF ITS SYSTEM AND ON OTHER THIRD PARTIES TO COMPLETE ITS SYSTEM.

     Globalstar depends on independent service providers to supply ground equipment and user terminals and to market Globalstar service in each country where it plans to operate, and we cannot be sure that these service providers will be successful. We expect that these service providers will operate in 125 countries, many of which have developing economies. Globalstar's strategy of focusing on areas that lack basic telephone service exposes it to the risk that customers in these countries will not be able to afford the service.

     Globalstar currently has no service provider for several important regions and countries, including India, Malaysia, Indonesia, the Philippines and other parts of Southeast Asia. If Globalstar cannot enlist suitable service providers in these territories, it will not be able to offer service in those areas.

     Globalstar service providers could fail to: obtain local partners; acquire, install or adequately maintain and operate the Globalstar gateways; or obtain the regulatory licenses needed for service in their countries. If Globalstar is unable to offer service in any particular region or country, it will not benefit from the potential demand in that region or country.

     Some Globalstar partners and other third parties are building parts of the Globalstar system. The failure of these partners or other parties to perform as expected could delay the roll-out of Globalstar's commercial service and increase Globalstar's costs.

GLOBALSTAR FACES RISKS INHERENT IN FOREIGN OPERATIONS.

     Globalstar expects that most of its business will be conducted outside the United States. International operations are subject to changes in domestic and foreign government regulations and telecommunications standards, tariffs or taxes and other trade barriers. Political, economic or social instability or other developments, including currency fluctuations, could also adversely affect Globalstar's operations. In addition, Globalstar's contracts

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may be governed by foreign law or enforceable only in foreign jurisdictions. As a result, Globalstar may find it hard to enforce its rights under these agreements if there is a dispute.

GLOBALSTAR HAS SUBSTANTIAL DEBT THAT CONTAINS COVENANTS RESTRICTING ITS ACTIVITIES.

     Globalstar has $1.45 billion principal amount of senior notes outstanding as of December 31, 1999. Globalstar also has an undrawn $250 million credit facility, which it expects to draw down, expiring on June 30, 2000. In addition, Globalstar has incurred and expects to incur an aggregate of approximately $800 million of vendor financing and payment deferrals, the terms for $400 million of which are being finalized. Globalstar established a $500 million credit facility on August 5, 1999 that is comprised of a $100 million three-year revolving credit facility, a $100 million three-year term loan and a $300 million four-year term loan. Payments of principal are required at various times during the existence of the facility, with the first payment due January 15, 2001. As of December 31, 1999, $400 million of term loans were outstanding under this credit facility. Globalstar will depend on its cash flow from future operations to service this debt. Any failure to develop a revenue stream quickly may adversely affect Globalstar's ability to service these debt obligations.

     Covenants contained in the credit agreements, the indentures governing the senior notes and future debt instruments will limit Globalstar's options for dealing with business issues. The credit agreements, indentures and future debt instruments will also limit Globalstar's ability to pay dividends on its partnership interests. If the credit agreements' guarantees expire, their financial covenants will impose additional limitations on Globalstar's ability to incur new debt. We cannot be sure that these restrictions and Globalstar's debt will not materially and adversely affect Globalstar's ability to finance its future operations or capital needs or to engage in other business activities. They may also require Globalstar to issue equity on terms which dilute our existing shareholders.

     A failure to comply with the terms of the credit agreements, the indentures or other agreements could result in an event of default under those agreements. This in turn could permit acceleration of the related debt and result in a default under other debt instruments.

     Because we are a general partner of Globalstar, we are jointly and severally liable with its other general partner for the recourse debt and other recourse obligations of Globalstar to the extent Globalstar is unable to pay such debts.

GLOBALSTAR MAY REQUIRE ADDITIONAL FINANCING.

     Globalstar will require additional financing if service revenues are insufficient to cover cash interest, preferred dividends and operating costs estimated to be approximately $125 million per quarter for 2000 and to the extent Globalstar's $250 million credit facility cannot be extended. There can be no assurance that these funds will be available to Globalstar on favorable terms, if at all. In addition, financing in future periods will depend upon various factors that cannot be predicted or that may be beyond Globalstar's control, such as funds from operations, repayment of financing provided to the service providers, the maturity of debt and the ability to refinance.

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GLOBALSTAR MAY ENCOUNTER DELAYS AND INCREASED COSTS.

     A number of factors may cause delay in Globalstar's achievement of revenues and positive cash flow. These factors, many of which are beyond Globalstar's control, include:

     - regulatory delays;

     - delays in integrating Globalstar's system into land-based telecommunications networks;

     - delays in constructing additional gateways by service providers;

     - delays in integrating or testing the local ground segments of the system by Globalstar vendors;

     - inadequate marketing efforts by service providers; and

     - slower-than-anticipated consumer acceptance.

GLOBALSTAR'S SATELLITES HAVE A LIMITED LIFE AND MAY FAIL PREMATURELY.

     Globalstar's satellites have performed well in orbit and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes, including:

     - component failure;

     - loss of power or fuel;

     - inability to control positioning of the satellite;

     - solar and other astronomical events; and

     - space debris.

     Repair of satellites in space is not feasible. Factors that affect the useful lives of Globalstar's satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected life. Because Globalstar has a large constellation and will have a number of spare satellites, Globalstar currently does not intend to insure its satellites against in-orbit failures.

     The first-generation Globalstar satellites were originally expected to operate for a minimum of seven and one-half years. We do not know how long the first generation constellation will actually last, although we now expect, based on the limited operational experience to date, a 10-year lifespan. Globalstar plans to use funds from operations and, possibly, proceeds from additional financings, to deploy a second generation of satellites. However, enough money might not be available when needed, leaving Globalstar without a second-generation constellation.

GLOBALSTAR FACES SPECIAL RISKS BY DOING BUSINESS IN DEVELOPING MARKETS AND FACES CURRENCY RISKS.

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     Globalstar's largest potential markets are in developing countries or regions that are substantially underserved and are not expected to be served by existing telecommunications systems. Developing countries are more likely than industrialized countries to experience market, currency and interest fluctuations and may have higher inflation. In addition, these countries present risks relating to government policy, price and wage, exchange control, tax related and social instability, expropriation and other economic, political and diplomatic conditions.

     Although Globalstar anticipates that it will receive payments from its service providers in U.S. dollars, limited availability of U.S. currency in some local markets may prevent a service provider from making payments in U.S. dollars. In addition, exchange rate fluctuations may affect Globalstar's ability to control the prices charged for its services.

GLOBALSTAR'S BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

     Globalstar's operations are and will continue to be subject to United States and foreign regulation. Globalstar's system must be authorized in each of the markets in which its service providers intend to provide service. Globalstar and its service providers may not be able to obtain or retain all regulatory approvals needed for operations. Regulatory changes, such as those resulting from judicial decisions and/or adoption of treaties, legislation or regulation in countries where Globalstar intends to operate, may also significantly affect Globalstar's business.

     Glonass, the Russian global navigation satellite system, operates worldwide in frequency bands adjacent to and including spectrum authorized for use by Globalstar and other systems for user uplinks. Glonass has proposed to migrate to lower frequencies. This migration could have an adverse effect on Globalstar's use of its authorized frequencies. While we do not expect this to have a material adverse effect upon Globalstar's capacity, Glonass's actions may reduce Globalstar's capacity in some markets.

GLOBALSTAR FACES INTENSE COMPETITION FROM BOTH DIRECT AND INDIRECT COMPETITORS, AND ADDITIONAL DIRECT COMPETITORS PLAN TO ENTER THE MARKET SOON.

     Iridium was the first low-earth-orbit satellite system to begin global personal telecommunications service. In its Chapter 11 bankruptcy proceedings, Iridium continues to operate and compete. If Iridium emerges from bankruptcy proceedings with a debt-free or reduced-debt capital structure and a viable business plan, it would be in a position to compete more effectively with Globalstar.

     ICO Global has proposed a similar worldwide system and has filed a request with the Federal Communications Commission to operate in the United States in a different frequency band than that used by Globalstar. Because ICO Global's investors include many state-owned telecommunications monopolies, ICO Global could receive preferential treatment in the local licensing process in those countries. While ICO Global, too, has filed for bankruptcy, an announced financing package from a group led by Craig McCaw makes it likely that ICO Global will complete its system and compete with Globalstar in the future.

     If Constellation Communications, Inc. and Mobile Communications Holdings, Inc., which have held licenses from the Federal Communications Commission since July 1997,

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attract financing, build their systems and begin operations, they will become direct competitors as well.

     In addition to competing for investment capital, subscribers and service providers in markets all over the world, the mobile satellite services systems, including Globalstar, also compete with each other for the limited spectrum available for mobile satellite services operations. CDMA systems such as Globalstar, Constellation and Mobile Communications Holdings permit multiple systems to operate within the same frequency band. To the extent that Globalstar is required to share this frequency band with these other systems, Globalstar's available capacity will be reduced.

     Existing fixed satellite systems, including those of American Mobile Satellite Corporation, Comsat Corporation's Planet-1, and Inmarsat, and proposed systems, including those of PT Asia Cellular Satellites and Thuraya Satellite Communications Company, also provide, or are intended to provide, competing service on a regional basis at potentially lower costs.

     Technological advances and a continuing trend toward strategic alliances in the telecommunications industry could give rise to significant new competitors.

     Satellite-based telecommunications systems are characterized by high up-front costs and relatively low operating costs. Several systems are being proposed and, while the proponents of these systems believe that there will be significant demand for their services, actual demand will not become known until such systems are operational. If the capacity of Globalstar and competing systems exceeds demand, price competition could be intense.

NEW TECHNOLOGIES AND THE EXPANSION OF LAND-BASED SYSTEMS MAY REDUCE DEMAND FOR GLOBALSTAR'S SERVICE.

     The extension of land-based telecommunications services to regions currently underserved or not served by wireline or cellular services may reduce demand for Globalstar service in those regions. If these land-based telecommunications services are built more quickly than Globalstar anticipates, demand for Globalstar's service may be reduced sooner than Globalstar now assumes.

     Globalstar may also face competition in the future from companies using new technologies and new satellite systems. The space and communications industries are subject to rapid advances and innovations in technology. New technology could render Globalstar obsolete or less competitive by satisfying consumer demand in more attractive ways or through the introduction of incompatible standards. In addition, Globalstar depends on technologies developed by third parties, and we cannot be certain that these technologies will continue to be available to Globalstar on a timely basis or on reasonable terms.

GLOBALSTAR COULD FACE LIABILITY BASED ON ALLEGED HEALTH RISKS.

     There has been adverse publicity concerning alleged health risks associated with the use of portable hand-held telephones which have transmitting antennae. Because hand-held Globalstar telephones will use on average lower power to transmit signals than traditional cellular telephones, Globalstar does not believe that proposed new guidelines from the

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Federal Communications Commission will require any significant modifications of its system or of its hand-held telephones. Even so, we cannot be certain that these guidelines, or any associated health issues, will not have an adverse effect on Globalstar's business.

GLOBALSTAR RELIES ON KEY PERSONNEL.

     Globalstar needs highly qualified personnel. Except for Mr. Bernard L. Schwartz, our Chairman and Chief Executive Officer and the Chief Executive Officer and Chairman of the General Partners' Committee of Globalstar, none of our or Globalstar's officers has an employment contract with us, Globalstar or its managing general partner. In addition, neither we nor Globalstar maintains "key man" life insurance. The departure of any of the key executives could have an adverse effect on Globalstar's business.

THE YEAR 2000 PROBLEM COULD CAUSE COMPLICATIONS.

     As of the date of this prospectus, Globalstar's computer systems and software programs are functioning properly. However, there is still a possibility that some computer systems and software programs may not function properly later in the year 2000 and beyond because of a once common programming standard which used two digits instead of four digits to signify a year. This problem is often referred to as the "Year 2000" problem.

     If Globalstar is unable to fix a serious Year 2000 problem, there could be an interruption or failure of Globalstar's operations. Likewise, if Globalstar's suppliers or service providers are unable to fix a material Year 2000 problem, a resulting interruption or failure of their business could hurt Globalstar, as would a failure of the public telephone network in any country where Globalstar operates.

GLOBALSTAR AND OTHER COMPANIES INVOLVED IN GLOBALSTAR'S SYSTEM HAVE POTENTIAL CONFLICTS OF INTEREST WHICH COULD RESULT IN DECISIONS ADVERSE TO GLOBALSTAR'S INTERESTS.

     Potential conflicts of interest include the following:

     - Globalstar partners, or their affiliates, are suppliers of the major parts of the Globalstar system. They also manufacture the system elements which will be sold to service providers and subscribers.

     - Globalstar is dependent upon the management skills of Loral and technologies developed by Loral and others.

     - Partners and affiliates of Globalstar, including companies affiliated with or controlled by Loral, will be among Globalstar's main customers. Accordingly, they may have conflicts of interest with respect to the terms of Globalstar's service provider agreements.

     - If Globalstar is unable to offer its service to a service provider on competitive terms in a particular country or region, the service provider, which may be a partner of Globalstar's, may act as a service provider to a competing system in that region or country while at the same time serving as a Globalstar service provider in other markets.

     - Globalstar is currently managed by a committee of its general partners, a majority of the representatives on which may be designated by Loral, which in turn owns Space Systems/Loral, Inc., a prime contractor of Globalstar.

A CHANGE OF CONTROL OF GTL OR REDUCTION IN GTL'S OWNERSHIP OF GLOBALSTAR COULD RESULT IN GTL HAVING TO PAY ADDITIONAL TAXES AND BECOMING SUBJECT TO ONEROUS REQUIREMENTS UNDER THE INVESTMENT COMPANY ACT.

     If either of the following occurs, we will become a limited partner in Globalstar and will no longer appoint representatives to serve on its committee of general partners:

     - a change of control of GTL at a time when GTL owns less than 50% of the Globalstar partnership interests outstanding, including changes in GTL's board of directors; or

     - a sale or other disposition of partnership interests following which our equity interest is reduced to less than 5%, without prior approval by the managing general partner of Globalstar or by the limited partners of Globalstar.

     If we were to become a limited partner in Globalstar, we could be deemed to be an investment company under the Investment Company Act of 1940. If this happened, we would become subject to the registration and other requirements of that law. In order to register, we might be required to reincorporate as a domestic U.S. corporation and would thereafter be subject to U.S. tax on our worldwide income. We currently intend to conduct our operations so as to avoid being deemed an investment company under the Investment Company Act.

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

     Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

THERE IS NO PUBLIC MARKET FOR THE SERIES B PREFERRED STOCK, AND NO SUCH MARKET MAY DEVELOP.

     There is no public market for the Series B Preferred Stock. We do not intend to list it on any exchange or on Nasdaq. It is possible that an active trading market will not develop or may be discontinued and the shares of Series B Preferred Stock may remain relatively illiquid.

PRICES OF OUR COMMON STOCK AND THE SERIES B PREFERRED STOCK MAY BE VOLATILE.

     Many things that we cannot predict or control may affect the price of our common stock. Risks associated with the deployment and operation of satellite systems, in particular, may cause sudden changes in the price. For example, on September 10, 1998 the price of our common stock closed almost 40% below the closing price of the previous day, after news of the Zenit 2 rocket launch failure in which 12 of our satellites were destroyed.

     Since the value of the Series B Preferred Stock will be partly based on the value of our common stock, it is also likely to have a volatile price.

SECURITIES CONVERTIBLE INTO SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK ARE OUTSTANDING.

     As of January 26, 2000, 88,792,956 shares of our common stock were outstanding. In addition:

     - Globalstar partners have the right, exercisable over many years, to exchange their partnership interests for about 153,528,625 shares of common stock;

     - holders of outstanding warrants issued in connection with Globalstar's
       11 3/8% senior notes have the right to exercise them for 3,867,234 shares of our common stock at an exercise price of $17.394 per share;

     - in connection with their guarantee of Globalstar's $500 million credit facility, Loral and certain of its subsidiaries have warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests (equivalent to approximately 13,800,000 shares of our common stock) at an exercise price of $91.00 per partnership interest (equivalent to $22.75 per share of GTL common stock);

     - in connection with its provision of $500 million of vendor financing to Globalstar (for which the terms of $400 million are still being finalized), Qualcomm is expected to receive a number of warrants to purchase Globalstar partnership interests comparable to those received by Loral pursuant to Loral's guarantee of Globalstar's $500 million credit facility;

     - Globalstar employees and directors have options to buy 4,628,500 shares of our common stock, at exercise prices ranging from $4.16 to $30.28 per share;

     - under our stock option plan, we may in the future grant employees' options to purchase as many as 286,600 shares of our common stock;

     - in connection with service provider arrangements in China under which China Telecommunications Broadcast Satellite Corporation agreed to act as the sole distributor of Globalstar service in China, China Telecom has an option to acquire 937,500 Globalstar partnership interests (equivalent to approximately 3,750,000 shares of our common stock) for $18,750,000 after commencement of service in China and satisfaction of certain revenue targets; and

     - 4,396,295 shares of our Series A preferred stock are outstanding and are convertible into 9,451,837 shares of our common stock and 3,000,000 shares of our Series B preferred stock are outstanding and are convertible into 5,778,810 shares of our common stock.

     Sales of significant amounts of our common stock to the public, or the perception that those sales are imminent, could adversely affect the price of our common stock.

HOLDERS WILL BE SUBORDINATED TO OTHER OBLIGATIONS OF GTL AND GLOBALSTAR.

     The Series B Preferred Stock will be subordinated to all indebtedness with respect to the payments of dividends and amounts distributable upon dissolution, liquidation or winding up of our company. The Series B Preferred Partnership Interests will be similarly subordinated to all existing and future indebtedness and liabilities of Globalstar.

     Because we are a holding company, our sole assets are the ordinary and preferred partnership interests we hold in Globalstar and our obligations on the Series B Preferred Stock will be structurally subordinate to all liabilities of Globalstar, including, without limitation (i) guarantee fee or notes that may be issued to partners of Globalstar in lieu of the guarantee fee; (ii) the distribution of Globalstar's managing partner's allocation; and (iii) certain distributions made to partners in respect of taxes levied upon the operations of Globalstar. As of December 31, 1999, Globalstar had $1.45 billion principal amount of senior notes outstanding. Globalstar also has an undrawn $250 million credit facility, and, in addition, has incurred and expects to incur an aggregate of approximately $800 million of vendor financing and payment deferrals, the terms for $400 million of which are being finalized. In addition, Globalstar established a $500 million credit facility on August 5, 1999, of which $400 million was drawn as of December 31, 1999.

     There can be no assurance that, in the event of a dissolution, liquidation, reorganization or winding up of our company, the purchasers of Series B Preferred Stock will receive any portion of their initial investment.

WE DEPEND ON GLOBALSTAR CAPITAL ACCOUNTS FOR CASH DISTRIBUTIONS ON THE SERIES B PREFERRED PARTNERSHIP INTERESTS.

     The cash that Globalstar can pay to us in redemption of the Series B Preferred Partnership Interests will be limited to the balance in the capital account maintained by Globalstar for the benefit of such interests. This account balance following the original offering of the Series B Preferred Stock equalled approximately $145 million. This balance will be increased by the adjusted income allocated to us with respect to the Series B Preferred Partnership Interests. The capital account balance will likewise be decreased by any losses allocated, and cash distributed, to us with respect to the Series B Preferred Partnership Interests. Losses would be allocated with respect to the Series B Preferred Partnership Interests only after losses have first been allocated to reduce the capital accounts for all holders of ordinary partnership interests to zero.

     If losses and distributions by Globalstar exceed the adjusted income outlined above, the balance in the capital account will be less than the total redemption price for the Series B Preferred Partnership Interests on December 1, 2011. In that case, Globalstar will pay the excess to us in ordinary partnership interests. To the extent we receive a payment in ordinary partnership interests instead of cash, we will make the corresponding payment by issuing our common stock to holders of the Series B Preferred Stock or by selling our common stock and using the net proceeds from these sales to make the redemption payment.

                           FORWARD-LOOKING STATEMENTS

     Some things in this prospectus, or incorporated by reference in this prospectus, are known as "forward-looking statements," as that term is used in
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

     When we or Globalstar use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

     We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this prospectus called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.

                                     RATIOS
                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
   RATIO OF EARNINGS TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

     The ratio of earnings to cover fixed charges and preferred stock dividends presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, incorporated into this prospectus by reference.

                                 NINE MONTHS
                                    ENDED
   YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
------------------------------  --------------
 1995    1996    1997    1998    1999    1998
------  ------  ------  ------  ------  ------
 N.A.     1x      1x      1x      1x      1x

---------------

(1) Our earnings available to cover fixed charges and preferred dividends consist solely of dividends from Globalstar on the preferred partnership interests held by us.

                                GLOBALSTAR, L.P.
                 DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
              AND DISTRIBUTIONS ON PREFERRED PARTNERSHIP INTERESTS
                                 (In thousands)

     The deficiency of earnings to cover fixed charges and distributions on preferred partnership interests presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, incorporated into this prospectus by reference.

                                                           NINE MONTHS
 MARCH 23, 1994                                               ENDED
(COMMENCEMENT OF         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
 OPERATIONS) TO     ----------------------------------  ------------------
DECEMBER 31, 1994   1995    1996      1997      1998      1999      1998
-----------------   ----   -------  --------  --------  --------  --------
      N.A.          N.A.   $81,869  $184,683  $330,475  $291,920  $238,078

                                USE OF PROCEEDS

     We will receive no proceeds from sales of securities under this prospectus.

                                    BUSINESS

OVERVIEW

     Globalstar owns and operates a satellite constellation that forms the backbone of its global telecommunications network designed to serve virtually every populated area of the world. Loral and Qualcomm founded the Globalstar project in 1991 when they merged their visions of creating a low earth orbit satellite-based global telecommunications system. This partnership brought together Loral, one of the world's premier satellite systems manufacturers, and Qualcomm, the pioneer of CDMA telecommunications technology, the spectrum-efficient, high-quality protocol that has since become an important wireless industry standard worldwide. Qualcomm has agreed that Globalstar will be the only provider of mobile satellite services to which it will license its patented CDMA technology. Globalstar's network, which we refer to as the Globalstar system, uses Qualcomm's patented CDMA technology to provide high-quality mobile and fixed telephone service to customers who live, work or travel beyond the reach of adequately developed communications networks.

     Globalstar was formed in 1994. Subsequently, manufacturers such as Alcatel, Alenia and Daimler-Benz, as well as service providers including France Telecom, Vodafone AirTouch, ChinaSat, Elsacom and Dacom, joined as strategic partners. Globalstar assigned large territories to its strategic partners as part of their initial investments in the project. Within these territories, these partners are the exclusive providers of Globalstar service and will retain their exclusivity as long as they meet minimum performance goals. Under these agreements, Globalstar acts as a wholesaler of capacity on its space segment to its service providers, who will pay on average approximately $0.47 per minute of usage.

     In 1995, Globalstar received an FCC license to construct and launch its satellite constellation and thereafter completed its initial public offering. Globalstar began its satellite launch campaign in 1998, launching 48 satellites by November 1999.

     Globalstar's service provider partners, are actively launching, or preparing to launch, service in key markets worldwide. Globalstar and its service provider partners have also begun intensive marketing campaigns and are adopting multifaceted, locally oriented marketing strategies to serve their markets.

     The Globalstar system is now commencing operations through ten gateways which cover 58 countries. By the end of the first quarter of 2000, 18 gateways are scheduled to be in operation, covering 79 countries and by the end of the second quarter of 2000, we expect a total of 22 gateways to be in service, covering 86 countries.

     Globalstar service providers are now providing billable service in 11 countries, including Austria, Brazil, Canada, Greece, Italy, South Korea, Switzerland and the United States. By the end of the first quarter 2000, service providers plan to have billable services available in 61 additional countries, including Argentina, Australia, Chile, China, Mexico, Russia, South Africa and the principal nations of both Eastern and Western Europe. By the end of the second quarter of 2000, a total of 82 countries are expected to be in billable operations.

     We believe, based on the market research conducted at the inception of the Globalstar project, together with the more detailed forecasts of individual markets by service providers, market research commissioned by our handset manufacturers and third party research, that the system's addressable market -- those who live, work or regularly travel to areas underserved or unserved by existing telecommunications infrastructure and who desire and have the ability to pay for telephone service like that offered by Globalstar -- is approximately 40 million potential customers. We expect that Globalstar's first generation system will have a system capacity of approximately 7 million subscribers, less than one fifth of Globalstar's potential addressable market. In fact, because of the limited spectrum available for use by mobile satellite services like Globalstar, the combined capacity of Globalstar and the other existing and announced mobile satellite service systems are capable of serving only a portion of this market.

SERVICE LAUNCH ACTIVITIES

     Globalstar's strategy has been to use its experienced telecommunications service provider partners to provide a marketing organization with depth and expertise in each local market that the system serves. A number of Globalstar service providers recently agreed in principle to make advance purchases of approximately 50 million minutes of Globalstar airtime. We expect these purchases to result in $19 million of revenues in 2000, after giving effect to a 25% promotional discount.

     A recent understanding among all the principal Globalstar service providers should result in a uniform retail pricing structure for Globalstar service throughout most of the world. Although service providers will retain flexibility to meet local conditions, domestic Globalstar calls will on average cost between $1.00 and $1.50 per minute. The total cost of most international calls, including third party costs of connection through the public network, will generally cost between $1.50 and $2.99 per minute, depending upon distance and local competitive factors.

     Globalstar spent approximately $12 million on brand-building advertising in 1999 and plans to spend an additional $55 million in 2000, of which $20 million will come from service providers as contributions to a cooperative advertising program.

     In each local market they serve, the service providers have created partnerships with local cellular carriers to support the terrestrial cellular capabilities of our multimode phones and established distribution networks appropriate to the markets in question. As a result, Globalstar's original consortium of 12 leading international telecommunications service providers and manufacturers has grown into an international marketing organization with marketing channels in 125 countries and agreements with more than 220 local service providers. This means that responsibility for selling Globalstar service in nearly every one of its markets will rest with distributors with extensive experience with the relevant local market conditions and regulatory environments. Globalstar's service providers will also be in a position to market Globalstar service to their current customer base of more than 100 million cellular subscribers alongside their existing products and services.

     Globalstar's service providers intend to adapt their marketing efforts to the needs, characteristics and opportunities within each of the markets in which they operate. In some cases, this will mean making phones available through the same sales channels used to market cellular service to consumers. In other cases, they will use industry-specific sales channels to address high-demand market segments.

     Globalstar service providers have identified a number of key segments of the addressable marketplace characterized by early expressions of interest in obtaining the service and by the potential for heavy usage of satellite airtime estimated to range between several hundred and 1,000 minutes per phone per month. These include:

         Government.   Because of its security, clarity, reliability and
     ubiquity, Globalstar service meets the needs of military, law enforcement and emergency response users, such as fire and ambulance services. During Globalstar's user trials, one of its service providers responded to a request from the Italian government to supply phones to support their peacekeeping units in Kosovo. Globalstar service providers have also provided phones for use in Venezuela to support disaster recovery operations in the aftermath of its recent flood and in France, when high winds toppled cellular towers.

         Maritime.   Globalstar service is or will be available in the coastal
     and inland waterways where most maritime traffic is focused, as well as over many trans-oceanic routes, such as the North Atlantic. Globalstar maritime phones, which will be available in commercial quantities in the second quarter of 2000, will offer a compact, cost-effective, high-quality alternative to existing maritime satellite services. Commercial freight and fishing vessels and private boats will be important markets for Globalstar. Cruise lines will be of particular interest, because of the potential for high-volume usage of multiple on-board phones by passengers who need to address business or family needs.

         Transportation.   Truck drivers have a continuous need to contact
     dispatchers and destinations, and need to react to changing business demands and weather conditions. In the developing world, neither cellular service nor pay phones are available for vast portions of frequently traveled routes. Even in the United States, only 50% of the land mass is covered by cellular service. Business travelers in such areas have similar requirements, which our service providers hope to address quickly by equipping rental cars and corporate fleets.

         Natural Resources.   We believe that there is substantial unmet demand
     for telecommunications services to support the field operations of the forestry, mining, oil and gas and other natural resource industries. Most of these operations take place in remote locations where a large, permanent telecommunications infrastructure is uneconomic.

         Outdoor Enthusiasts.   Our service providers hope to make Globalstar
     phones part of the basic equipment of wilderness guides and outfitters, addressing the growing market for adventure and eco-tourism, as well as the hunting, fishing and mountaineering markets.

         Agribusiness.   Large plantations, ranches and other agricultural
     businesses in countries like Australia, Brazil and Argentina typically lie beyond the range of current or planned cellular service, and should find Globalstar service valuable to coordinate their operations.

         Utilities.   Utility companies worldwide need to maintain right-of-way
     across long distances in territories that are often vast and remote. Globalstar phones will enable them to monitor and deploy their resources more efficiently.

     Globalstar's service providers have an existing customer base of more than 100 million cellular customers from which they intend to identify for direct marketing efforts those who work in, or frequently travel to, or through, areas without cellular service.

THE GLOBALSTAR SYSTEM

     The Globalstar system consists of a space segment, owned by Globalstar, a ground segment, owned by Globalstar's service providers, and a user segment, comprised of the telephones owned or leased by end users.

Satellite Constellation

     The Globalstar space segment consists of:

         - 48 low earth orbit satellites, currently in orbit and fully operational;

         - Four in-orbit spare satellites launched in February 2000;

         - Eight additional on-ground spare satellites that are being constructed; and

         - Two state-of-the art satellite and network operations control centers.

     Globalstar's launch campaign is now complete. The satellites in orbit have experienced no material anomalies, and, based upon our experience, their estimated life has been raised to 10 years, a 33% increase over our original expectation of 7 1/2 years. This reflects both the manufacturing and systems integration skills of Space Systems/Loral and the other contractors involved, and Globalstar's simple, bent-pipe satellite design. This technology choice kept the satellites simple and inexpensive, with the intelligence of the system accessible on the ground in the Globalstar gateways and control centers.

     The design of Globalstar's orbital planes keeps two to four satellites overhead at all times from any point on the earth's surface, other than the poles. Space Systems/Loral's patented system design works with Qualcomm's CDMA technology to permit dynamic selection of the strongest signal available from all satellites in view, a technique we refer to as path diversity, resulting in superior call clarity and a low incidence of dropped calls. As the satellites and the user change positions, satellites are added and dropped seamlessly from the call.

Gateways

     Globalstar satellites relay calls to earth through Globalstar gateways, which in turn connect the calls through the existing public telephone network. As a result, the Globalstar system will complement and extend, rather than bypass, the existing telephone network infrastructure. Gateway facilities include large antennas that send and receive signals to and from the satellites, sophisticated call processing equipment that connects calls to the local public telephone network and the software that implements the system's features and supports billing. These facilities, designed and manufactured by Qualcomm, are owned and operated by the Globalstar service providers.

     Each gateway serves a large geographic area. For example, three gateways will together cover the United States and Canada from Anchorage to Florida and San Diego to Newfoundland. Qualcomm has manufactured and shipped 38 gateways, which, when installed, will provide coverage of approximately 80% of the world's land mass. Gateway field testing began in October 1998, with hundreds of test calls passing through each installed gateway daily.

     Fifteen gateways have been installed, of which ten, covering 58 countries, are now fully operational. The remaining six installed gateways are in the commissioning and testing process, and eleven more are in the process of site preparation and installation. By the end of the second quarter of 2000, Globalstar expects to have at least 22 of these gateways in operation, covering 86 countries.

     Globalstar service providers have, or expect to have, full local regulatory approval to commence service as soon as their gateways become operational. Their technical personnel have received training from Qualcomm on the operation and maintenance of the gateways and will receive continuous support from the system's network operations control centers.

Globalstar Phones

     Globalstar supports handheld mobile phones, pay phones, fixed phones for business and residential use and car and maritime adapter kits. Globalstar mobile phones are as simple to use as ordinary cellular telephones and are among the smallest, lightest and least expensive satellite phones currently available. Globalstar phones are multimode and function as cellular phones where terrestrial cellular service is available and as satellite phones where cellular service is not available. Globalstar phones provide this multimode capabilities without separate modules or plug-ins. The same Globalstar phone will work anywhere in the world that is served by a Globalstar gateway.

     Globalstar phones have familiar features such as phone book, voicemail, short messaging service, and, in some service areas, call forwarding. Globalstar plans to introduce additional features this year, including data calls up to 9600 bits per second, Internet access, email and fax capability, caller ID and position location. Globalstar's utilization of Qualcomm's CDMA technology should enable it to swiftly adopt future improvements as this industry-leading wireless technology evolves.

     Three manufacturers produce mobile phones for Globalstar: Qualcomm, Ericsson and Telit. Qualcomm offers a tri-mode unit, that works on AMPS (the analog standard), CDMA digital and Globalstar. The Ericsson and Telit phones support both Globalstar and the digital cellular GSM protocol currently used throughout Europe and in many other countries.

     These manufacturers currently have an aggregate production capability of up to 40,000 mobile phones per month. The manufacturers have informed us, moreover, that they have the capability of rapidly multiplying these production rates if warranted by demand by opening additional production lines. At year-end 1999, 36,000 mobile phones and 4,000 fixed phones had been shipped and are in various sales channels awaiting customer orders, activation and final delivery. We expect mobile phones generally to retail for between $1,300 and $1,500, and fixed phones for approximately $2,500.

     Globalstar pay phones and fixed wireless phones for business and residential use provide basic telephone service in rural villages and at remote industrial and residential sites. Qualcomm and Ericsson are producing fixed Globalstar phones for areas without wireline telephone service. These pay phones are commercially available and are able to accommodate tokens, debit and credit cards.

QUALITY ASSURANCE

     Each element of the Globalstar system, as well as the system as a whole, has been subjected to rigorous and extensive testing. The satellites have been tested in orbit since February of 1998, with the first over-the-air phone call made in May 1998. Over 10,000 test calls per day pass though Globalstar's San Diego test-bed gateway alone, with well over one million test calls made over the system to date. The system's overall performance meets or exceeds all specifications, even with the satellite beam loaded to full projected capacity, and end-to-end testing has assured us that all system elements work together under a wide variety of usage conditions. Call completion rates exceed 90%, with excellent voice quality. Calls lasting more than one hour confirm the effectiveness of the system's soft hand-off from satellite to satellite.

CUSTOMER CARE

     Globalstar's service providers bring sophisticated, experienced customer care organizations to the Globalstar system from their existing wireless operations, and Globalstar is building on that core capability in several ways. Globalstar has established a program to train the personnel at both the service provider and distributor level who in turn will train the representatives who will interface with customers in their respective organizations. One hundred ten people have already graduated from these programs. Globalstar has also established a central customer support center in San Jose, California accessible to service providers by phone or through its secure web site.

                  DESCRIPTION OF THE SERIES B PREFERRED STOCK

     The following summary is not intended to be complete. For a complete description of the Series B Preferred Stock and the registration rights agreement, you should read the relevant annex to our Bye-Laws and the registration rights agreement, which have been filed with the Securities and Exchange Commission.

     Our only assets are our interests in Globalstar. Therefore, we are dependent upon payments from Globalstar to meet our obligations, including those under the Series B Preferred Stock. We have invested the net proceeds from the sale of the Series B Preferred Stock in Series B Preferred Partnership Interests. These interests have terms generally similar to those of the Series B Preferred Stock as to dividends, redemptions and conversion. However, instead of common stock, Globalstar may issue ordinary partnership interests in payment of dividends, redemptions and conversions.

     The transfer agent for the Series B Preferred Stock will be The Bank of New York unless we select a successor.

RANKING

     The Series B Preferred Stock ranks, with respect to dividend distributions and distributions upon our liquidation, winding-up and dissolution,

     - junior to all our existing and future indebtedness and other obligations;

     - junior to each class of capital stock or series of preferred stock we establish after December 2, 1999 the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities as "Senior Securities");

     - on parity with the Series A Preferred Stock and with any shares of our preferred stock issued in the future and any other class of capital stock or series of preferred stock we establish after December 2, 1999 the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities as "Parity Securities"); and

     - senior to all classes of our common stock and to each other class of capital stock or series of our preferred stock established after December 2, 1999 the terms of which do not expressly provide that it ranks senior to or on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities, together with our common stock, as "Junior Securities").

     The Series B Preferred Stock will be subject to the issuance of Junior Securities, Parity Securities and Senior Securities, provided that we may not issue any new class of Senior Securities without the approval of the holders of at least 66 2/3% of the shares of Series B Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class.

     No dividend shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon, any outstanding share of Series B Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of Senior Securities.

DIVIDENDS

     When, as and if the board of directors declares a dividend out of funds we have legally available therefor, the holders of the Series B Preferred Stock will be entitled to receive a dividend. Dividends:

     - are cumulative from the issue date of the Series B Preferred Stock and accrue at the rate per annum of 9% of the Liquidation Preference per share;

     - are payable quarterly in arrears on each March 1, June 1, September 1 and December 1, commencing on March 1, 2000 (each, a "Dividend Payment Date") (unless such date is not a business day, in which case such payment shall be made on the next succeeding business day), to the holders of record as of the next preceding February 15, May 15, August 15 and November 15 (each, a "Record Date");

     - are computed on the basis of a 360-day year consisting of twelve 30-day months and be deemed to accrue on a daily basis;

     - accrue whether or not we have earnings or profits, whether or not we have funds legally available for the payment of such dividends and whether or not we declare dividends; and

     - accumulate to the extent they are not paid on the Dividend Payment Date for the period to which they relate.

     We may elect to pay dividends in cash, by delivery of our common stock, or through any combination of cash and common stock.

     We will, in accordance with the Series B Preferred Stock annex, take all actions required or permitted under The Companies Act 1981 of Bermuda (the "Companies Act") to permit the payment of dividends on the Series B Preferred Stock.

     No dividends of any kind shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon, any outstanding share of Series B Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of Series B Preferred Stock.

     Unless full cumulative dividends on all outstanding shares of Series B Preferred Stock for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then:

     - no dividend (other than a dividend payable solely in shares of any Junior Securities or Parity Securities or a partial dividend on Parity Securities that is paid pro rata on the Series B Preferred Stock) shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of Junior Securities or Parity Securities, respectively;

     - no other distribution shall be declared or made upon, or any sum set apart from the payment of any distribution upon, any shares of Junior Securities or Parity Securities, other than a distribution consisting solely of Junior Securities or Parity Securities, respectively;

     - no shares of Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities shall be purchased, redeemed or otherwise acquired (excluding an exchange for shares of other Junior Securities or Parity Securities, respectively) by us or any of our subsidiaries; and

     - no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition of any shares of Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities by us or any of our subsidiaries.

     Holders of the Series B Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as described above.

     In the future, we or Globalstar may be party to credit agreements or other agreements relating to indebtedness that contain restrictions on our ability to pay cash dividends on the Series B Preferred Stock.

OPTIONAL REDEMPTION

     Provisional Redemption.   At any time prior to December 3, 2002, we may
redeem the Series B Preferred Stock, in whole or in part (the "Provisional Redemption"), at the redemption price of 105.1% of the aggregate Liquidation Preference of the shares of Series B Preferred Stock to be redeemed (the "Provisional Redemption") if the Current Market Value (as defined below) of our common stock equals or exceeds the following trigger percentages of the prevailing conversion price (as described below) then in effect for at least 20 trading days in any consecutive 30-day trading day period ending on the trading day prior to the date of mailing of the notice of Provisional Redemption (the "Notice Date"), if called for redemption in the 12-month period ending on the dates set forth below:

                                      TRIGGER
DATE                                 PERCENTAGE
----                                 ----------
December 1, 2000...................     170%
December 1, 2001...................     160%
December 2, 2002...................     150%

     UPON ANY PROVISIONAL REDEMPTION, WE WILL MAKE AN ADDITIONAL PAYMENT (THE "DIVIDEND MAKE-WHOLE PAYMENT") WITH RESPECT TO THE SHARES OF SERIES B PREFERRED STOCK

CALLED FOR REDEMPTION, INCLUDING THOSE SHARES OF SERIES B PREFERRED STOCK CONVERTED INTO SHARES OF OUR COMMON STOCK BETWEEN THE NOTICE DATE AND THE PROVISIONAL REDEMPTION DATE. THE DIVIDEND MAKE-WHOLE PAYMENT WILL BE EQUAL TO THE SUM OF:

     (1) THE PRESENT VALUE OF THE AGGREGATE AMOUNT OF DIVIDENDS THAT WOULD OTHERWISE HAVE ACCRUED FROM THE PROVISIONAL REDEMPTION DATE THROUGH DECEMBER 1, 2002 (THE "DIVIDEND MAKE-WHOLE PERIOD"), AND

     (2) THE AMOUNT OF ANY ACCUMULATED AND UNPAID DIVIDENDS (INCLUDING A PRORATED DIVIDEND FOR ANY PARTIAL DIVIDEND PERIOD) AND LIQUIDATED DAMAGES (AS DEFINED), IF ANY, TO THE PROVISIONAL REDEMPTION DATE.

     Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Dividend Make-Whole Period as of the Notice Date.

     Subsequent Optional Redemption.   At any time on or after December 3, 2002,
we may at our option redeem the Series B Preferred Stock, in whole or from time to time in part (the "Optional Redemption"), at a redemption price equal to the percentage of the Liquidation Preference set forth below, in each case together with accumulated and unpaid dividends (including an amount equal to a prorated dividend for any partial dividend period) and Liquidated Damages, if any, to the date of redemption, upon not less than 30 nor more than 60 days' prior written notice, if redeemed during the 12-month period commencing on the dates set forth below (unless such date is not a business day, in which case such period will commence on the next succeeding business day):

                   DATE                      PERCENTAGE
                   ----                      ----------
December 3, 2002...........................    105.1%
December 1, 2003...........................    103.9%
December 1, 2004...........................    102.6%
December 1, 2005...........................    101.3%
December 1, 2006 and thereafter............    100.0%

     We may not authorize or make any Provisional Redemption or Optional Redemption unless, prior to giving the applicable redemption notice, all accumulated and unpaid dividends on the Series B Preferred Stock for periods ended prior to the date of such redemption notice shall have been paid in cash or common stock. In the event of partial redemptions of the Series B Preferred Stock, the shares to be redeemed will be determined pro rata or by lot, as determined by us, provided that we may redeem all shares held by holders of fewer than 100 shares of Series B Preferred Stock (or by holders that would hold fewer than 100 shares of Series B Preferred Stock following such redemption) prior to our redemption of other shares of Series B Preferred Stock.

MANDATORY REDEMPTION

     Unless it has already been redeemed or converted, the Series B Preferred Stock will be mandatorily redeemed by us on December 1, 2011 (the "Mandatory Redemption") at a redemption price equal to 100% of its Liquidation Preference, together with accumulated and unpaid dividends and Liquidated Damages, if any, to the mandatory redemption date.

METHOD OF PAYMENTS

     Globalstar may, at its option, make any payments due on the Series B Preferred Partnership Interests

     - in cash,

     - by delivery of its ordinary partnership interests to us (as described below and subject to certain limitations), or

     - through a combination of cash and its ordinary partnership interests.

     Likewise, subject to certain restrictions, we may generally make any payments due on the Series B Preferred Stock, including dividend payments and redemption payments,

     - in cash,

     - by delivery of our common stock, or

     - through any combination of cash and our common stock.

     If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose:

     - in the case of any dividend payment, Provisional Redemption payment, Dividend Make-Whole Payment, Optional Redemption payment, or portion thereof, at 95% of the Average Market Value (as defined below); and

     - in the case of any Mandatory Redemption payment, or portion thereof (a) if on the date of such payment the shelf registration statement is effective or is no longer required to be effective, at 100% of the Average Market Value and (b) otherwise, at 90% of the Average Market Value.

     If Globalstar shall have paid the scheduled distribution or redemption payment on the Series B Preferred Partnership Interests corresponding to such payment in cash, we shall also make such payment in cash. We intend to use the same form of consideration as Globalstar used with respect to the Series B Preferred Partnership Interests, except that we will deliver common stock instead of ordinary partnership interests. We reserve the right to make a cash payment from the proceeds of an issuance of our common stock following a payment by Globalstar through a delivery of ordinary partnership interests. We also reserve the right to make dividend payments notwithstanding the fact that we shall not have received a distribution on the Series B Preferred Partnership Interests for the corresponding Dividend Payment Date.

     We will make each dividend payment, Provisional Redemption payment (including the associated Dividend Make-Whole Payment), Optional Redemption payment and Mandatory Redemption payment on the Series B Preferred Stock in cash, except to the extent we have elected to make all or any portion of such payment in shares of our common stock. We may not make any such payment, or any portion thereof (other than a Mandatory Redemption payment, or portion thereof), in shares of our common stock unless, on the date of such payment, the shelf registration statement referred to below is effective or is no longer required to be effective.

     If, as a matter of law, we are not able to issue our common stock in payment of the mandatory redemption price, then we may, at our option, cause the Series B Preferred Stock to be converted on the mandatory redemption date into the same number of shares of our common stock as we could otherwise have issued in satisfaction of the mandatory redemption price, provided that we have given the holders of the Series B Preferred Stock notice of the exercise of such option at least 30 days prior to the mandatory redemption date. No fractional shares of common stock will be delivered to the holders of the Series B Preferred Stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock. The amount of such cash adjustment will be determined based on the proceeds received by the transfer agent from the sale of that number of shares of our common stock, which we will deliver to the transfer agent for such purpose, equal to the aggregate of all such fractions (rounded up to the nearest whole share).

     The transfer agent is authorized and directed in the Series B Preferred Stock annex to sell such shares at the best available prices and distribute the proceeds to the holders in proportion to their respective interests therein. We will pay the expenses of the transfer agent with respect to such sale, including brokerage commissions. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

     We will make a public announcement no later than the close of business on the tenth business day prior to the Record Date for each dividend as to whether we will pay such dividend and, if so, the form of consideration we will use to make such payment.

     "Average Market Value" of our common stock means the arithmetic average of the Current Market Value of our common stock for the ten trading days ending on the fifth business day prior to (a) in the case of the payment of any dividend, the Record Date for such dividend and (b) in the case of any other payment, the date of such payment.

     "Current Market Value" of our common stock means the average of the high and low sale prices of our common stock as reported on the Nasdaq National Market or such other SEC-recognized national securities exchange or trading system which we may from time to time designate upon which the greatest number of our common stock is then listed or traded, for the trading day in question.

PROCEDURE FOR REDEMPTION

     On and after a redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on shares of Series B Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. However, if we shall not have previously given a notice of redemption and not have segregated and irrevocably set apart an amount in cash equal to the full redemption price in trust for the benefit of holders of the Series B Preferred Stock called for redemption, then at the close of business on the day on which such funds are so segregated and set apart, the holders of the shares to be redeemed shall cease to be our stockholders and shall be entitled, subject to their rights of conversion, to receive only the redemption price for their shares on the redemption date.

     We will make a public announcement of the redemption (including a statement of the form of consideration we will use to effect the same) and send a written notice thereof by first class mail to each holder of record of shares of Series B Preferred Stock not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption.

     Shares of Series B Preferred Stock issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of our preferred stock undesignated as to series and may with any and all other authorized but unissued shares of our preferred stock be designated or redesignated and issued, as part of any series of our preferred stock.

CONVERSION RIGHTS

     At any time after January 31, 2000, each share of Series B Preferred Stock will be convertible at any time, unless previously redeemed, at the option of the holder thereof, into that number of shares of our common stock equal to $50.00 (the Liquidation Preference per share of Series B Preferred Stock) divided by the conversion price then applicable. A holder's right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption.

     The initial conversion price is $25.9569 per share. At that price, holders of the Series B Preferred Stock would receive 1.9263 shares of our common stock for each $50 liquidation preference of Series B Preferred Stock (that is, 50/25.9569). The conversion price is subject to adjustment in certain events, including:

     - the payment of dividends (and other distributions) in our common stock on any class of our capital stock other than the payment of dividends in our common stock on the Series B Preferred Stock or the Series A Preferred Stock or any other regularly scheduled dividend on any other class of our preferred stock which does not trigger any anti-dilution provisions in any of our other securities;

     - the issuance to all holders of our common stock of rights, warrants or options entitling them to subscribe for or purchase our common stock at less than the current market price (as calculated pursuant to the Series B Preferred Stock annex);

     - subdivisions, combinations and reclassifications of our common stock; and

     - distributions to all holders of our common stock of evidences of our indebtedness, shares of any class of our capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to in the three clauses above and dividends and distributions paid in cash out of our accumulated deficit or retained earnings, unless the sum of all such cash dividends and distributions made and the amount of cash and the fair market value of other consideration paid in respect of any repurchases of our common stock by us or any of our subsidiaries, in each case within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the product of the then current market price of our common stock times the aggregate number of shares of our common stock outstanding on the record date for such dividend or distribution).

     We are not required to make any adjustment of the conversion price until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. Notwithstanding the foregoing, no adjustment to the conversion price shall reduce the conversion price below the then applicable par value per share of our common stock. In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

     In the case of certain consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each share of Series B Preferred Stock then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of our common stock into which such share of Series B Preferred Stock might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

     No fractional shares of our common stock will be issued upon conversion; in lieu thereof, we will pay a cash adjustment based upon the closing price of our common stock on the business day prior to the conversion date.

     The holder of record of a share of Series B Preferred Stock at the close of business on a record date with respect to the payment of dividends on the Series B Preferred Stock will be entitled to receive such dividends with respect to such share on the corresponding Dividend Payment Date, notwithstanding the conversion of such share after such Record Date and prior to such Dividend Payment Date.

     A share of Series B Preferred Stock surrendered for conversion during the period from the close of business on any Record Date for the payment of dividends to the opening of business of the corresponding Dividend Payment Date must be accompanied by a payment in cash, our common stock or a combination thereof (depending on the method of payment that we have chosen to pay the dividend) in an amount equal to the dividend payable on such Dividend Payment Date. However, this does not apply if such share of Series B Preferred Stock has been called for redemption on a redemption date occurring during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date.

     The dividend payment with respect to a share of Series B Preferred Stock called for redemption on a date during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided with respect to a Provisional Redemption, no payment or adjustment will be made upon conversion of shares of Series B Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

VOTING RIGHTS

     Holders of shares of the Series B Preferred Stock have no voting rights, except as required by law and upon the occurrence of a Voting Rights Triggering Event. The accumulation of accrued and unpaid dividends on the outstanding Series B Preferred Stock in an amount equal to six quarterly dividends (whether or not consecutive) constitutes a Voting Rights Triggering Event, giving the holders of a majority of the outstanding shares of Series B Preferred Stock the right to elect such number of members to our board of directors constituting at least 20% of the then existing board of directors before such election (rounded to the nearest whole number). However, such number shall be no less than one nor greater than two, and the number of members of our board of directors will be immediately and automatically increased by one or two, as the case may be. Voting rights arising as a result of a Voting Rights Triggering Event will continue until all dividends in arrears on the Series B Preferred Stock are paid in full, at which time the term of office of any such members of the Board of Directors so elected shall terminate and such directors shall be deemed to have resigned.

     In addition, the Series B Preferred Stock annex provides that without the approval of holders of at least 66 2/3% of the shares of Series B Preferred Stock then outstanding, voting or consenting, as the case may be, as one class,

     - we will not authorize any class of Senior Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities, and

     - we may not amend the Series B Preferred Stock annex or bye-laws so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Series B Preferred Stock or authorize the issuance of any additional shares of Series B Preferred Stock.

     The Series B Preferred Stock annex also provides that:

     - except as set forth above with respect to Senior Securities, (a) the creation, authorization or issuance of any shares of Junior Securities, Parity Securities or Senior Securities or (b) the increase or decrease in the amount of authorized capital stock of any class, including any Series B Preferred Stock, shall not require the consent of the holders of Series B Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges, special rights or voting rights of holders of shares of Series B Preferred Stock, and

     - we will not require the consent of the holders of Series B Preferred Stock to authorize, create (by way of reclassification or otherwise) or issue any Parity

       Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of Parity Securities.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     Without the vote or consent of the holders of a majority of the then outstanding shares of Series B Preferred Stock, we may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person unless:

     - the entity formed by such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (in any such case, the "resulting entity") is a corporation organized and existing under the laws of Bermuda, the United States or any State thereof or the District of Columbia;

     - if we are not the resulting entity, the Series B Preferred Stock is converted into or exchanged for and becomes shares of such resulting entity, having in respect of such resulting entity the same (or more favorable) powers, preferences and relative, participating, optional or other special rights thereof that the Series B Preferred Stock had immediately prior to such transaction; and

     - immediately after giving effect to such transaction, no Voting Rights Triggering Event has occurred and is continuing.

     The resulting entity of such transaction shall thereafter be deemed to be the "Company" for all purposes of the Series B Preferred Stock annex.

     Except as described herein, the Series B Preferred Stock annex does not provide the holders of the Series B Preferred Stock with any special protection in the event of a takeover, recapitalization or similar transaction which could adversely affect our capital structure or the value of the Series B Preferred Stock or our common stock.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of our company or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of the Series B Preferred Stock will be entitled to payment out of our assets available for distribution of an amount equal to the Liquidation Preference per share of Series B Preferred Stock held by such holder, plus accrued and unpaid dividends and Liquidated Damages, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock), before any distribution is made on any Junior Securities, including, without limitation, common stock.

     After payment in full of the Liquidation Preference and all accrued dividends and Liquidated Damages, if any, to which holders of Series B Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of our assets. If, upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the amounts payable with respect to the Series B Preferred Stock and all other Parity Securities are not paid in full, the holders of the Series B Preferred Stock and the Parity Securities will share equally and ratably in any distribution of our assets in proportion to the full Liquidation Preference and accumulated and unpaid dividends and Liquidated Damages, if any, to which each is entitled. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or assets nor our consolidation or merger with or into one or more entities will be deemed to be a voluntary liquidation, dissolution or winding-up or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of our business or reduction or decrease in capital stock.

     The Series B Preferred Stock annex does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series B Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of Series B Preferred Stock. Consequently, there will be no restriction upon our surplus solely because the liquidation preference of the Series B Preferred Stock will exceed the par value thereof and there will be no remedies available to holders of the Series B Preferred Stock before or after the payment of any dividend, other than in connection with our liquidation, solely by reason of the fact that such dividend would reduce our surplus to an amount less than the difference between the liquidation preference of the Series B Preferred Stock and its par value.

COVENANT TO REPORT

     We will, pursuant to the Series B Preferred Stock annex, file with the transfer agent within 15 days after we file them with the SEC, copies of the annual, quarterly and current reports and the information, documents, and other reports that we are required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act ("SEC Reports").

     In the event we are not required or shall cease to be required to file SEC Reports pursuant to the Exchange Act, we will nevertheless continue to file such reports with the SEC (unless the SEC will not accept such a filing). Whether or not required by the Exchange Act to file SEC Reports with the SEC, so long as any shares of Series B Preferred Stock are outstanding, we will furnish copies of the SEC Reports to the holders of Series B Preferred Stock at the time we are required to make such information available to the transfer agent and to prospective investors who request it in writing.

     In addition, we have agreed that, for so long as any shares of Series B Preferred Stock remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     Under the registration rights agreement entered into among us, Globalstar and the initial purchasers of the Series B Preferred Stock, we have agreed to maintain the effectiveness of the shelf registration statement for a period of up to two years after the Series B Preferred Stock was originally issued (or less, if all restricted securities traded under the shelf registration statement have been sold), or that we will file a supplement to an existing shelf registration statement to include the Series B Preferred Stock.

     In the event of a Registration Default (as defined below) we have agreed to pay to each holder of Transfer Restricted Securities liquidated damages ("Liquidated Damages").

     A "Registration Default" occurs and triggers the Liquidated Damages in the event that (i)(A) this shelf registration statement is not declared effective on or prior to the date that is 210 days after the consummation of the offering and
(B) we fail to file a supplement to an existing shelf registration statement to include the Series B Preferred Stock within 210 days after the closing of the offering or (ii) this shelf registration statement (or the existing shelf registration statement in the event we file a supplement as described in clause
(i)(B)) is declared effective but thereafter ceases to be effective or usable for any period of ten consecutive trading days or for any 20 days in any 180-day period in connection with resales of Transfer Restricted Securities (provided, that we will have the option of suspending the effectiveness of the shelf registration statement or notifying holders of Transfer Restricted Securities that the shelf registration statement shall be deemed to not be effective (in which case the shelf registration statement shall not be considered "effective" for the purposes of the Series B Preferred Stock provisions), without becoming obligated to pay Liquidated Damages for periods of up to a total of 60 days in any calendar year if our board of directors determines that compliance with the disclosure obligations necessary to maintain the effectiveness of the shelf registration statement at such time could reasonably be expected to have an adverse effect on us or a pending corporate transaction).

     "Transfer Restricted Securities" for this purpose, means each share of Series B Preferred Stock and each share of common stock issuable upon conversion of the Series B Preferred Stock or in satisfaction of any dividend or other payment on the Series B Preferred Stock until the earlier of (i) the second anniversary of the last Closing Date and (ii) such time as (A) such security shall no longer constitute a restricted security for purposes of Rule 144(k) under the Securities Act or (B) such security has been sold pursuant to the shelf registration statement.

     Liquidated Damages, if any:

     - will be paid at a rate of 0.50% of the Liquidation Preference of the Series B Preferred Stock constituting Transfer Restricted Securities;

     - accrue from the date of the Registration Default to and including the 30th day following such Registration Default and, increase by 0.50% for each subsequent 30 day period;

     - may not exceed 2.00% of the Liquidated Preference of the Series B Preferred Stock; and

     - will be paid in cash on each Dividend Payment Date specified in the Series B Preferred Stock annex with respect to shares of Series B Preferred Stock.

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

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     We will provide to each holder of Series B Preferred Stock copies of the prospectus which will be a part of the shelf registration statement, notify each holder when the shelf registration statement (if not an existing shelf registration statement) has become effective and take certain actions as are required to permit unrestricted resales of the Series B Preferred Stock (and the common stock into which the Series B Preferred Stock is convertible). A Holder of Transfer Restricted Securities selling such securities pursuant to the shelf registration statement is generally required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and is bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

FORM AND DENOMINATION

     Global Shares; Book Entry Form.   Except as set forth below, shares of
Series B Preferred Stock will be evidenced initially by one or more global certificates (the "Global Certificate") which will be deposited with, or on behalf of, the Depositary Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (the "Global Certificate Holder"). Except as set forth below, record ownership of the Global Certificate may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     Shares of Series B Preferred Stock that are originally transferred to institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act will be issued in the form of certificates in definitive form (the "Definitive Securities"). Upon the transfer to a qualified institutional buyer of Definitive Securities, such Definitive Securities may be exchanged, subject to the requirements of the Depositary, for a beneficial interest in the Global Certificate representing the number of shares of Series B Preferred Stock transferred.

     Owners of a beneficial interest in the Global Certificate may hold their interest in the Global Certificate directly through the Depositary if such holder is a Participant in the Depositary or indirectly through organizations that are Participants in the Depositary. Persons who are not Participants may beneficially own interests in the Global Certificate held by the Depositary only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. So long as Cede & Co., as the nominee of the Depositary, is the registered owner of the Global Certificate, Cede & Co. for all purposes will be considered the sole holder of the Global Certificate.

     The shares of Series B Preferred Stock represented by the Global Certificate are exchangeable for Definitive Securities of like tenor as such Series B Preferred Stock if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Certificate and a successor is not promptly appointed or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or (ii) we determine at

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

any time in our discretion not to have all of the shares of Series B Preferred Stock represented by the Global Certificate. Any shares of Series B Preferred Stock that are exchangeable pursuant to the preceding sentence are exchangeable for Definitive Securities issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Certificate is not exchangeable, except for a Global Certificate of the same aggregate denomination to be registered in the name of the Depositary or its nominee. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless we determine otherwise in accordance with applicable law) subject, with respect to such shares of Series B Preferred Stock, to the provisions of such legend.

     Payments of dividends on and any redemption price with respect to the Global Certificate will be made to the Global Certificate holder or its nominee, as registered owner of the Global Certificate, by wire transfer of immediately available funds on each Dividend Payment Date or redemption date, as applicable. Neither we nor the transfer agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     We have been informed by the Depositary that, with respect to any payment of dividends on, or the redemption price with respect to, the Global Certificate, the Depositary's practice is to credit Participants' accounts on the payment date therefor, with payments in amounts proportionate to their respective beneficial interests in the Series B Preferred Stock represented by the Global Certificate as shown on the records of the payments by Participants to owners of beneficial interests in the Series B Preferred Stock represented by the Global Certificate held through such Participants will be the responsibility of such Participants, as is now the case with securities held for accounts of customers registered in "street name".

     Transfers between Participants will be effected in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Certificate to such persons may be limited. Because the Depositary can only act on behalf of a beneficial interest in the Series B Preferred Stock represented by the Global Certificate to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we nor the transfer agent will have responsibility for the performance of the Depositary or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. The Depositary has advised us that it will take any action permitted to be taken by a holder of Series B Preferred Stock (including, without limitation, the presentation of Depositary interests in the Global Certificate are credited, and only in respect of the Series B Preferred Stock represented by the Global Certificate as to which such Participant or Participants has or have given such direction).

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

     The Depositary has also advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17a of the Exchange Act. The Depositary was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the Series B Preferred Stock. Certain of such Participants (or their representatives), together with other entities, own the Depositary. Indirect access to the Depositary system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although we expect that DTC will agree to the foregoing procedures, it is under no obligation to perform or to continue to perform such procedures and DTC may discontinue such procedures at any time. Neither we nor the transfer agent will have any responsibility for the performance by DTC or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                          DESCRIPTION OF COMMON STOCK

     We have authorized 600,000,000 shares of common stock, par value $1.00 per share. As of January 26, 2000, we had 88,792,956 shares of common stock outstanding.

BERMUDA LAW

     The following discussion is based upon the advice of Appleby, Spurling & Kempe, our Bermuda counsel.

     We were incorporated as an exempted company under The Companies Act 1981 of Bermuda (the "Act"). Accordingly, the rights of our shareholders are governed by Bermuda law and our Memorandum of Association and Bye-Laws.

     The following is a summary of certain provisions of Bermuda law and our organizational documents. You should note that this summary is not a comprehensive description of such laws and documents and that it is qualified in its entirety by appropriate reference to Bermuda law and to our organizational documents.

     Dividends.   Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     Voting Rights.   Under Bermuda law, questions brought before a general
meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Act or our Bye-Laws prescribe). Each shareholder present, or in
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

person holding proxies for any shareholder, is entitled to one vote, irrespective of the number of shares held, unless a poll is requested.

     Our Bye-Laws provide that, subject to the provisions of the Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast. Each shareholder present, or person holding proxies for any shareholder, is entitled to one vote. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held.

     A poll may only be requested under our Bye-Laws by

     - the Chairman of the meeting,

     - at least three shareholders present in person or by proxy,

     - any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting, or

     - a shareholder or shareholders, present in person or by proxy, holding our voting shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

     Rights in Liquidation.   Under Bermuda law, in the event of liquidation,
dissolution or winding up of a company, the proceeds of such liquidation, dissolution or winding up are distributed pro rata among the holders of common stock. However, such distribution may only be effected after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock.

     Meetings of Shareholders.   Under Bermuda law, a company is required to
convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under our Bye-Laws, at least ten days' notice of the annual general meeting and of any special general meeting must be given to each shareholder.

     Access to Books and Records and Dissemination of Information.   Members of
the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association.

     Under Bermuda law, the shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Act, establish a branch register outside Bermuda.

     A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Election or Removal of Directors.   Under Bermuda law and our Bye-Laws,
directors are elected at the annual general meeting to serve until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and our Bye-Laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

     Amendment of Memorandum of Association and Bye-Laws.   Bermuda law provides
that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. However, such approval of the Bermuda Minister of Finance is not required for an amendment which alters or reduces a company's share capital as provided in the Act. Except as set forth therein, the bye-laws may be amended by a resolution passed by a majority of shares cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed. Such application may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favour of the amendment.

     Appraisal Rights and Shareholder Suits.   Under Bermuda law, in the event
of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by:

     - the board of directors,

     - a meeting of the holders of shares of the amalgamating company of which they are directors,

     - a meeting of the holders of each class of such shares, and

     - the Bermuda Minister of Finance (who may grant or withhold consent at his discretion).

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of:

     - is alleged to be beyond the corporate power of the company,

     - is illegal, or

     - would result in the violation of the company's memorandum of association or bye-laws.

     Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is The Bank of New York.

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

                                    TAXATION

     This summary of certain tax considerations is based upon current (as of the date of this prospectus) laws, treaties, cases, regulations and rulings, all of which are subject to change, possibly with retroactive effect. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of acquiring, holding and disposing of the preferred stock under the laws of the jurisdictions in which they are subject to taxation.

     The legal conclusions set forth below in the discussion of U.S. tax law are the opinions of Willkie Farr & Gallagher, our U.S. counsel. The summary of certain Bermuda tax consequences is the opinion of Appleby, Spurling & Kempe, our Bermuda counsel.

UNITED STATES TAX CONSIDERATIONS

     Taxation of United States Holders of Series B Preferred and Common
Stock.   This section discusses certain rules applicable to a holder of stock that is a United States Holder. For purposes of this discussion, a "United States Holder" means a holder of stock who or which is

     - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia),

     - an estate or trust described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or

     - a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis.

     Certain U.S. federal income tax consequences relevant to a holder other than a United States Holder (a "non-U.S. Holder") are discussed separately below.

     A dividend payment on the stock will be taxable as ordinary dividend income to the extent it is paid out of our current or accumulated earnings and profits. Payments in excess of earnings and profits will be treated as a tax-free return of capital to the extent of the United States Holder's tax basis in the stock. These payments will reduce the tax basis at which the stock is held; payments in excess of tax basis will be treated in the same manner as gains arising from a sale or other disposition of the Series B Preferred Stock, as discussed below. We may begin accumulating earnings and profits in 2000 and, if so, these rules will determine the extent to which dividend payments constitute ordinary income, return of capital, or capital gain. Dividends on the Series B Preferred Stock paid with common stock will be taxed in the same manner as a cash distribution in an amount equal to the fair market value of such stock. Certain adjustments to the Conversion Price of the Series B Preferred Stock also would be taxed as if they were cash distributions, generally equal in amount to the fair market value of any increase in proportionate interest in us caused by the adjustment.

     Because we are a foreign corporation, the dividend payments will not be eligible for the inter-corporate dividends-received deduction.

     Subject to the discussion below on passive foreign investment companies ("PFICs") and assuming the United States Holder holds the stock as a capital asset, any gain or loss recognized by a United States Holder on the sale or other disposition (other than a redemption by us) of stock will be capital gain or loss. Such capital gain or loss will be long-term or short-term depending on the holding period for the stock. A United States Holder will also generally recognize capital gain or loss upon a redemption of stock for cash.

     Notwithstanding the foregoing, on a redemption of Series B Preferred Stock, in certain limited circumstances (primarily those involving United States Holders whose proportionate interests in us remain the same or increase after the redemption, and those involving United States Holders with significant interests in us whose interests in us are not materially reduced as a result of the redemption), such United States Holders may be required to treat any payments received with respect to such redemption as a dividend (taxable as described above) in whole or in part, without offset for such United States Holder's basis in the Series B Preferred Stock, and may not be entitled to recognize a loss.

     Subject to the discussion below on PFICs, the conversion of preferred stock into common stock or the receipt of solely common stock on a Provisional, Optional or Mandatory Redemption would not be a taxable event. If both cash and common stock are received in a redemption, the United States Holder would realize a gain (which under certain limited circumstances may be taxed as ordinary dividend income) equal to the amount by which the fair market value of the common stock and the cash received exceeded his tax basis in the Security surrendered. However, the gain recognized for tax purposes would be the lesser of (x) the gain realized or (y) the cash received.

     Special rules apply to the taxation of a U.S. shareholder in a PFIC. A PFIC is a foreign corporation (1) 75% or more of whose income is passive or (2) 50% or more of whose assets produce or are held to produce passive income. We believe that we have not been a PFIC and will not become one. We continue to earn, through Globalstar, sufficient active income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If we were a PFIC, unless a United States Holder of Series B Preferred Stock or common stock made the QEF election described below, he would be subject to a tax-deferral charge on gain on a disposition of such stock and on certain "excess distributions" received from us. Any such gains or excess distributions would be taxable at ordinary income rates. Under currently proposed, but not yet adopted, Treasury Regulations, the exchange of the Series B Preferred Stock for common stock (either on conversion or on redemption of the Series B Preferred Stock) would not be a "disposition" if we were a PFIC for the taxable year in which the conversion occurred. If we had been a PFIC but were no longer, the exchange would appear to be considered a taxable event.

     If a United States Holder makes the qualified electing fund ("QEF") election, he will be required to include in his taxable income his pro rata share of our ordinary earnings and net capital gain for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by us). If the United States Holder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A United States Holder's tax basis in its shares of stock will be increased by the amount so included and decreased by the amount of nontaxable distributions. Additionally, under currently proposed, but not yet adopted, Treasury Regulations, a United States Holder may be permitted to make a "special preferred QEF election." United States Holders considering a special preferred QEF election should consult their own tax advisors as to the availability and consequences of such special preferred QEF election.

     The QEF election is effective only if we make certain required information available to the United States Holders. In the event we are characterized as a PFIC for federal income tax purposes, we will undertake to provide each United States Holder with the information needed to make a QEF election and to determine the pro rata share of our ordinary earnings and net capital gain applicable to the Series B Preferred Stock and common stock.

     A U.S. shareholder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. If the preferred stock becomes marketable, or if a United States Holder has common stock, which is marketable, then such United States Holder may be eligible to be taxed on a mark-to-market basis with regard to such stock. If such United States Holder so elected, he would be taxed on changes in market value of the stock from year to year, whether or not he actually sold such stock. A United States Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States Holder's adjusted tax basis in such stock. If, at the close of the year, the United States Holder's adjusted tax basis exceeds the fair market value of the stock, then the United States Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

     Liquidated Damages.   We intend to take the position that the Liquidated
Damages described above under "Description of Preferred Stock -- Registration Rights; Liquidated Damages" will be taxable to the United States Holder as ordinary income in accordance with the holder's method of accounting for U.S. federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case a United States Holder might be required to include such Liquidated Damages in income as such Liquidated Damages accrue or become fixed (regardless of such United States Holder's usual method of tax accounting). The source of such Liquidated Damages is unclear; we believe that they should be treated as foreign source income for foreign tax credit purposes.

     Taxation of Non-U.S. Holders of Stock.   We expect that most of our income
will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, non-U.S. Holders will not be subject to U.S. federal taxation on distributions received from us unless those distributions are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. In addition, such non-U.S. Holders will not be subject to U.S. federal income taxation on gains realized on a sale or exchange of Series B Preferred Stock or common stock unless the sale of such stock is attributable to an office or fixed place of business maintained by him in the United States. The determination of whether a non-U.S. Holder is engaged in the conduct of a trade or business in the United States or whether the sale of a non-U.S. Holder's stock is attributable to an office or fixed place of business of the non-U.S. Holder in the United States depends on the facts and circumstances of each investor's case. Each prospective non-U.S. Holder should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal income taxation.

     Taxation of GTL.   Our tax consequences result from our status as a partner
in Globalstar. As a partnership, Globalstar itself will not be subject to U.S. federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. We expect, based on Globalstar's description of its proposed activities, that most of our income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, we believe that there generally will be no U.S. taxes on our share of Globalstar's Foreign Income. The United States Treasury Department is engaged in a project to draft and propose regulations that will determine how the partners will be taxed in the United States on their respective shares of Globalstar's income. The outcome of the regulation project cannot be predicted. The Treasury Department may adopt final regulations that characterize substantial portions of our income as derived from U.S. sources and as effectively connected with a U.S. trade or business so as to subject that income to regular U.S. federal income tax and a 30% branch profits tax. Any portion of our income from sources outside the United States, realized through Globalstar or otherwise, may be subject to taxation by foreign countries and the extent to which these countries may require us or Globalstar to pay tax or to make payments in lieu of tax cannot be determined in advance.

     We will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on our share of Globalstar's income that is effectively connected with the conduct of a trade or business in the United States ("U.S. Income") and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for us to prepare our federal, state and local income tax returns. Globalstar will make cash distributions to us in an amount sufficient to pay our U.S. tax liability attributable to the Series B Preferred Partnership Interests. In addition, Globalstar intends to make cash distributions, to the extent of available funds, to all partners, including us, holding ordinary partnership interests until the non-U.S. partners, again including us, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. The distribution to non-U.S. partners for federal income taxes may take the form of a withholding tax payment made by

Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of our federal income tax liability, in which case we would be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, we will be subject to a United States branch profits tax (currently at a 30% rate) on actual or deemed withdrawals of our share of Globalstar's U.S. Income.

BERMUDA TAX CONSIDERATIONS

     At the date of this prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by us or the Holders of Series B Preferred Stock or our common stock (other than Holders ordinarily resident in Bermuda) in respect of their investment in the stock.

     We have obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or our other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such Series B Preferred Stock or other obligations, or to any land we lease or let in Bermuda.

     We are liable to pay the Bermuda government an annual registration fee calculated on a sliding scale based upon our assessable capital which fee will not exceed BD$26,500.

     We have been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority, whose permission for the issue of the Series B Preferred Stock has been obtained. The transfer of stock between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of stock to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes may require specific authorization under that Act. We, by virtue of being a non-resident of Bermuda for exchange control purposes, are free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of stock may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of the Series B Preferred Stock.

     The Series B Preferred Stock does not provide for additional payments by us following a change in the tax laws or rules of Bermuda that is adverse to the Holders of Series B Preferred Stock or our common stock.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, we expect that a significant portion of our worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which we derive our income. However, to the extent that Globalstar bears a higher foreign tax because any holder of ordinary partnership interests (including us) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed by Globalstar to such partner with respect to its ordinary partnership interests.

                              SELLING STOCKHOLDERS

     We originally issued and sold the Series B Preferred Stock in December 1999 to Bear, Stearns & Co. Inc., Banc of America Securities LLC, Lehman Brothers Inc., and C.E. Unterberg, Towbin, in a private placement. The Series B Preferred Stock was then resold by those initial purchasers in transactions exempt from the registration requirements of the Securities Act in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities
Act) and to a limited number of institutional accredited investors (as defined in Rule 501(A) under the Securities Act). The selling stockholders listed below may, pursuant to this prospectus, from time to time offer and sell the number of shares of Series B Preferred Stock listed below and/or the number of shares of common stock into which such Series B Preferred Stock has been converted (the "Conversion Shares") or that may be issued in connection with dividend, redemption or other payments thereon (the "Payment Shares"). The Conversion Shares are also listed below.

SELLING                                         SHARES OF       CONVERSION
PREFERRED STOCKHOLDERS                       PREFERRED STOCK      STOCK
----------------------                       ---------------    ----------
Q Opportunity Fund Ltd.....................     1,690,200       3,255,782
Tribeca Investments LLC....................       221,000         425,706
Deutsche Bank Securities Inc. .............       182,700         351,930
The Guardian Life Insurance Co. of
   America.................................       150,000         288,941
Double Black Diamond Offshore LDC..........       119,610         230,401
Bear, Stearns & Co. Inc....................       119,000         229,226
Banc of America Securities LLC.............        85,000         163,733
Forest Global Convertible Fund AS..........        65,400         125,118
AIG Sound Shore Holdings Ltd...............        62,500         120,392
STI Capital Management.....................        58,800         113,265
Peoples Benefit Life Insurance Company.....        50,000          96,314
Black Diamond Offshore, Ltd................        44,390          85,507
Fidelity Convertible Securities Fund.......        42,000          80,903
SG Cowen Securities........................        40,000          77,051
JMG Capital Partners, LP...................        42,300          81,481
JMG Triton Offshore Fund, Ltd..............        42,300          81,481
South Fork Partners........................        20,000          38,525
The Bass Management Trust..................        20,000          38,525
Forest Fulcrum Fund, L.P...................        18,200          35,058
Family Service Life Insurance Co...........        14,000          26,968
Pine Grove Equitized Partners V, L.L.C.....        12,500          24,078
Bancroft Convertible Fund, Inc.............        10,000          19,263

SELLING                                         SHARES OF       CONVERSION
PREFERRED STOCKHOLDERS                       PREFERRED STOCK      STOCK
----------------------                       ---------------    ----------
Ellsworth Convertible Growth and Income
   Fund, Inc...............................        10,000          19,263
Sylvan IMA LTD c/o Forest Investment
   Mgmt....................................         7,400          14,254
Forest Performance Fund L.P................         6,200          11,943
The Guardian Pension Trust.................         5,700          10,980
AIG Sound Shore Opportunity Holding Fund
   Ltd.....................................         5,000           9,631
Forest Alternative Strategies Fund SM......         2,800           5,394
AIG Sound Shore Strategic Holding Fund
   Ltd.....................................         2,500           4,816
Forest Convertible L.P.....................         1,500           2,889
RBC Dominion...............................         1,100           2,119

     In addition, Loral has granted to certain of its officers and directors options to acquire shares of our common stock (the "Option Shares"). Upon exercise of such options, the selling stockholders listed below may, pursuant to this prospectus, from time to time, offer and sell the number of Option Shares listed below.

                                                              SHARES OF
SELLING                                                        COMMON
COMMON STOCKHOLDERS                                             STOCK
-------------------                                           ---------
Bernard L. Schwartz.........................................   560,000
Gregory J. Clark............................................    20,000
Michael P. DeBlasio.........................................   120,000
Nicholas C. Moren...........................................   100,000
Eric J. Zahler..............................................   100,000
Harvey B. Rein..............................................    80,000
Howard Gittis...............................................    80,000
Robert B. Hodes.............................................    80,000
Gershon Kekst...............................................    80,000
Charles Lazarus.............................................    80,000
Melvin A. Ruderman..........................................    80,000
E. Donald Shapiro...........................................    80,000
Allen M. Shinn..............................................    80,000
Arthur L. Simon.............................................    80,000
Daniel Yankelovich..........................................    80,000

     The information concerning the selling stockholders may change from time to time. If required, such changes will be set forth in accompanying supplements to this prospectus. Because the selling stockholders may offer all or some portion of the common stock and/or preferred stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of common stock or preferred stock, we cannot predict the number of shares of common stock and preferred stock that will be held by the selling stockholders upon termination of this offering.

                              PLAN OF DISTRIBUTION

     The Series B Preferred Stock, the Conversion Shares, the Payment Shares and the Option Shares (collectively, the "Securities") offered pursuant to this prospectus may be sold from time to time to purchasers directly by the selling stockholder. Alternatively, the selling stockholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the Securities for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The Securities offered hereby may be sold from time to time by the selling stockholders, or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. The Securities may be disposed of from time to time in one or more transactions through any one or more of the following:

     - a block trade, in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     - ordinary brokerage transactions and transactions, in which the broker solicits purchasers;

     - an exchange distribution in accordance with the rules of such exchange or transactions in the over-the-counter market;

     - the writing of options on the Securities;

     - by the purchasers directly;

     - sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the Securities for whom they may act as agent; and

     - the pledge of the Securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Securities or interest therein.

     In addition, the Securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     There is no assurance that any selling stockholder will sell any or all of the Securities offered by it hereunder or that any such selling stockholder will not transfer, devise or gift such Securities by other means not described herein.

     Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The selling stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Securities, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

     In the event of any such offering, we will distribute a revised prospectus or prospectus supplement, if required, which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Securities.

     To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the selling stockholders.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling stockholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

     Pursuant to the terms of the registration rights agreement dated December 8, 1999, among us, Globalstar and the initial purchasers (the "Registration Rights Agreement"), holders of the Series B Preferred Stock covered by a shelf registration statement, on the one hand, and Globalstar and us, on the other hand, have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     Pursuant to the Registration Rights Agreement, we have agreed to pay substantially all expenses of the registration, offering and sale of the Series B Preferred Stock to the public, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts, selling commissions and related fees, if any.

                                 LEGAL MATTERS

     The validity of the Series B Preferred Stock, the Conversion Shares, the Payment Shares and the Option Shares will be passed upon for us by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of December 31, 1999, partners and counsel in Willkie Farr & Gallagher beneficially owned approximately 110,000 shares of common stock. Mr. Robert B. Hodes is counsel to the law firm of Willkie Farr & Gallagher and a Director of Loral and our company and a member of the Executive and Audit Committees of the Boards of Directors of both Loral and our company.

                                    EXPERTS

     The annual financial statements of GTL and Globalstar incorporated in this prospectus by reference from GTL's and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Securities and Exchange Act of 1934, with the SEC and are incorporated herein by reference:

     - our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998;

     - our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     - our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

     - our Proxy Statement relating to the 1999 Annual Meeting of Shareholders;

     - our and Globalstar's Current Report on Form 8-K, filed January 8, 1999;

     - our and Globalstar's Current Report on Form 8-K, filed January 22, 1999;

     - our and Globalstar's Current Report on Form 8-K, filed on August 6, 1999;

     - our Current Report on Form 8-K, filed on December 2, 1999;

     - our Current Report on Form 8-K, filed on December 21, 1999;

     - our Current Report on Form 8-K, filed on February 1, 2000; and

     - the description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the Series B Preferred Stock and common stock under this prospectus is completed.

     We will provide, upon request, without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attn: Secretary, (441) 295-2244.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC and have filed a registration statement with the SEC on Form S-3 to register these securities. Since this prospectus does not contain all of the information included in the registration statement you may wish to refer to the registration statement and its exhibits for further information about us and the registered securities.

     You can access our SEC filings electronically at www.sec.gov, and can read and copy our filings at the SEC's Public Reference Room (800-SEC-0330) at 450 Fifth Street, N.W., Washington, D.C. 20549.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY SHARES OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                       ----------------------------------
                               TABLE OF CONTENTS
                       ----------------------------------

                                      PAGE
                                      ----
Prospectus Summary..................     1
Risk Factors........................     7
Forward-Looking Statements..........    16
Ratios..............................    17
Use of Proceeds.....................    17
Business............................    18
Description of Preferred Stock......    24
Description of Common Stock.........    38
Taxation............................    42
Selling Stockholders................    47
Plan of Distribution................    49
Legal Matters.......................    51
Experts.............................    51
Incorporation of Certain Documents
  by Reference......................    51
Where You Can Find More
  Information.......................    52

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                                3,000,000 SHARES
                           OF 9% SERIES B CONVERTIBLE
                           REDEEMABLE PREFERRED STOCK
                                      AND
                              8,518,693 SHARES OF
                                  COMMON STOCK

                                   GLOBALSTAR
                               TELECOMMUNICATIONS
                                    LIMITED

                           -------------------------
                                   PROSPECTUS
                           -------------------------
                            BEAR, STEARNS & CO. INC.
                         BANC OF AMERICA SECURITIES LLC
                                LEHMAN BROTHERS
                             C.E. UNTERBERG, TOWBIN
                                  ING BARINGS
                           CREDIT LYONNAIS SECURITIES
                                   (USA) INC.
                               FEBRUARY 14, 2000
             ------------------------------------------------------
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